787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 20, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.

(Securities Act File No. 333-173819, Investment Company Act File No. 811-04700)

Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to verbal comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) on Wednesday, May 1, 2013, to the undersigned of our firm regarding the filing on March 25, 2013 of post-effective amendment number 5 to the Fund’s registration statement on Form N-2 (“Registration Statement”).

For the convenience of the Staff, comments provided are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Prospectus

Prospectus Summary

(1) Comment: Please bold and/or italicize the following sentences on page three of the Fund’s base prospectus: “Distributions sourced from paid-in capital should not be considered as dividend yield or the total return from an investment in the Fund. Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit.”

Response: The requested change has been made.

Securities and Exchange Commission

May 20, 2013

Summary of Fund Expenses

(2) Comment: Please explain in your response how the “Dividends on Preferred Stock” line was calculated. For example, does this number factor in the redemption of existing preferred stock?

Response: The Dividends on Preferred Stock line factors in the redemption of the existing preferred stock. However, this calculation does not include the Fund’s Series F Cumulative Preferred Stock, which was completely redeemed in 2012.

Financial Highlights

(3) Comment: Please confirm that all numbers in the financial highlights table match those in the Fund’s annual report or explain why the numbers differ.

Response: The disclosure has been changed to reflect the correct information from the Fund’s annual report.

Form of Prospectus Supplement for Rights Offering to Subscribe for Common Stock

(4) Comment: On page R-9, please fix the formatting of the equation in the EDGAR filing.

Response: The requested change has been made.

(5) Comment: On page R-14, either delete the line titled “Total annual fund operating expenses and dividends on preferred stock” or revise the table to clarify that total annual fund operating expenses include management fees.

Response: The requested change has been made.

The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

May 20, 2013

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.

Agnes Mullady, The Gabelli Equity Trust Inc.

Molly A.F. Marion, The Gabelli Equity Trust Inc.

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP